SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1 )

United Online, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

911268209

(CUSIP Number)

BRYANT R. RILEY

B. Riley Capital Management, LLC

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(310) 966-1444

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 19, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 911268209	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 637,092
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 637,092
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637,092
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 911268209	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRC Partners Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 604,753
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 604,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 911268209	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley Diversified Equity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 21,203
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 21,203
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,203
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IV

CUSIP No. 911268209	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 694,434
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 694,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 694,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* BD

CUSIP No. 911268209	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,750
	8	SHARED VOTING POWER 1,331,526
	9	SOLE DISPOSITIVE POWER 2,750
	10	SHARED DISPOSITIVE POWER 1,331,526
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,334,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 911268209	13D	Page 7 of 11 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 604,753 Shares owned directly by BPOF is approximately $7,333,391, excluding brokerage commissions. Such Shares were acquired with the working capital of BPOF.

The aggregate purchase price of the 21,203 Shares owned directly by the Mutual Fund is approximately $286,101, excluding brokerage commissions. Such Shares were acquired with the working capital of the Mutual Fund.

The aggregate purchase price of the 11,136 Shares held in the Separately Managed Accounts is approximately, $150,360, excluding brokerage commissions. Such Shares were acquired with the working capital of the Separately Managed Accounts.

The aggregate purchase price of the 694,434 Shares owned directly by BRC is approximately $7,471,463, excluding brokerage commissions. Such Shares were acquired with the working capital of BRC.

The aggregate purchase price of the 2,750 Shares owned directly by Mr. Riley is approximately $45,009, excluding brokerage commissions. Such Shares were acquired with Mr. Riley’s personal funds.

From time to time, BPOF, BRCM, BRC, and Mr. Riley may effect purchases of securities through margin accounts, and may be extended margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to include the following:

On November 18, 2015, the Reporting Persons issued a press release announcing their previously disclosed proposal to enter into a negotiated transaction with the Issuer’s Board of Directors (the “Board”) to acquire all of the outstanding Shares of the Issuer for $12.50 per Share. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

To date, the Reporting Persons have not received a response from the Issuer with respect to the proposal; however, the Reporting Persons remain hopeful that the Board will respond promptly expressing an intent to enter into meaningful negotiations with the Reporting Persons. The Reporting Persons urge the Board not to undertake any defensive measures that may adversely impact shareholder value.

CUSIP No. 911268209	13D	Page 8 of 11 Pages

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 14,818,359 Shares outstanding as of October 30, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015.

As of the time of this filing, BPOF beneficially owned directly 604,753 Shares, the Mutual Fund beneficially owned directly 21,203 Shares, 11,136 Shares were held in the Separately Managed Accounts, BRC beneficially owned directly 694,434 Shares and Mr. Riley beneficially owned directly 2,750 Shares, constituting approximately 4.1%, less than 1%, less than 1%, approximately 4.7% and less than 1%, respectively, of the Shares outstanding.

BRCM, as the investment manager and general partner of BPOF and the investment advisor to the Mutual Fund and the Separately Managed Accounts, may be deemed to beneficially own the 637,092 Shares directly beneficially owned in the aggregate by BPOF, the Mutual Fund and held in the Separately Managed Accounts, constituting approximately 4.3% of the Shares outstanding.

Mr. Riley, as the Portfolio Manager of BPOF, the Chief Executive Officer of BRCM and the Chairman of BRC, may be deemed to beneficially own the 1,331,526 Shares beneficially owned in the aggregate by BPOF, BRCM and BRC, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 1,334,276, constituting approximately 9% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b) Each of BPOF, BRCM and Mr. Riley have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BPOF.

Each of the Mutual Fund, BRCM and Mr. Riley have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by the Mutual Fund.

Each of BRCM and Mr. Riley have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held in the Separately Managed Accounts.

Each of BRC and Mr. Riley have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRC.

Mr. Riley has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by him.

(c) Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of the Schedule 13D. All of such transactions were effected in the open market, except as otherwise noted.

CUSIP No. 911268209	13D	Page 9 of 11 Pages

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following Exhibit:

Exhibit No.	Description

99.1	Press Release dated November 18, 2015.

CUSIP No. 911268209	13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2015

BRC PARTNERS OPPORTUNITY FUND, LP

By:	B. Riley Capital Management, LLC, its General Partner

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer
B. RILEY DIVERSIFIED EQUITY FUND

By:	B. Riley Capital Management, LLC, its Investment Advisor

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY & CO., LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

/s/ Bryant R. Riley
BRYANT R. RILEY

CUSIP No. 911268209	13D	Page 11 of 11 Pages

SCHEDULE A

Transactions in the Shares Since the Filing of Schedule 13D

Shares of Common Stock Purchased/ (Sold)	Price Per Share($)	Date of Purchase/ Sale

BRC PARTNERS OPPORTUNITY FUND, LP

7,100	11.6699	11/19/2015

B. RILEY & CO., LLC

3,835	11.1000	11/16/2015
115,991	11.4971	11/18/2015
35,000	11.6970	11/19/2015